

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

December 11, 2007

Mr. Robert I. Webber
Chief Financial Officer
Maui Land & Pineapple Company, Inc.
120 Kane Street, P.O. Box 187
Kahului, Maui, HA 96733

> **Re:**   **Maui Land & Pineapple Company, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 8, 2007**
> **Response Letter Dated November 9, 2007**
> **File No. 1-06510**

Dear Mr. Webber:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief